Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors:
Sally Holdings, Inc.:
We consent to the incorporation by reference in the registration statement on Form S-8 (Number 333-138830) of Sally Beauty Holdings, Inc., of our report dated December 21, 2006, with respect to the consolidated balance sheets of Sally Holdings, Inc. and Subsidiaries as of September 30, 2006 and 2005, and the related consolidated statements of earnings, cash flows and stockholder’s equity for each of the years in the three-year period ended September 30, 2006, which report appears in the September 30, 2006 annual report on Form 10-K of Sally Beauty Holdings, Inc.
Our report refers to changes in the Company’s method of accounting for stock-based compensation effective October 1, 2005.
/s/ KPMG LLP
KPMG LLP
Dallas, Texas
December 21, 2006